Platinum Group Metals Ltd.
(Exploration Stage Company)

Supplimentary Information and MD&A
For the year ended August 31, 2007
Filed: November 29, 2007

A copy of this report will be provided to any shareholder who requests it.

Management Discussion and Analysis

1.        DESCRIPTION OF BUSINESS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.        DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Results of Operations

The Company has been very active on projects in South Africa during the year. The Company’s Canadian projects were also active during the year, with a 1,090 metre drill program conducted on the Company’s Lac Des Iles projects. During the year the Company incurred a net loss of $6,758,123 (2006 - $3,853,273). Before a non-cash charge for stock based compensation of $1,487,661 (2006 - $110,176) and mineral property costs written off of $1,323,222 (2006 - $1,174,325), general and administrative expenses totaled $4,586,077 (2006 - $2,808,715). Interest, other income and recoveries amounted to $640,359 (2006 - $235,236). Total global exploration expenditures for the Company’s account, including the Company’s share of WBJV expenditures during the period totaled $4,531,533 (2006 - $5,474,479), of this $3,775,890 was for the WBJV (2006 - $4,998,447) and $755,643 for other exploration (2006 - $476,032). After meeting its earn in requirements in April 2006, Platinum Group Metals Ltd. is currently only responsible for its 37% pro-rata share of expenditures for the Western Bushveld Joint Venture (“WBJV”). Total WBJV expenditures (see below) during the year by all Joint Venture partners totaled $10,497,472 (2006: $7,705,592).

On October 27, 2004, the Company announced the formation of the WBJV with Anglo Platinum Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited. Work commenced immediately thereafter on the project and the rate of work has accelerated since then. Activities consist of research and data review, prospecting, mapping, engineering and drilling of the project area. At the time of writing there are 4 high speed diamond drills turning on WBJV properties. On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV. During 2007 the WBJV commissioned a bankable feasibility study for the Project 1 area of the WBJV. This work is currently underway. On September 7, 2007 the Company published its most recent resource calculation for the WBJV. (See Item 2d. “Exploration Programs and Expenditures” below)

The Company has increased its general level of activity in the past three years in South Africa. Activities in Canada have been reduced, as the more advanced nature of the WBJV project has caused it to become an investment focus for the Company. The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

The following tables set forth selected financial data from the Company’s Audited Consolidated Financial Statements and should be read in conjunction with these financial statements.

	Year ended Aug. 31, 2007	Year ended Aug. 31, 2006	Year ended Aug. 31, 2005
Interest & other income	$640,359	$235,236	$218,373
Net Loss	($6,758,123)	($3,853,273)	($3,795,648)
Net Loss Per Common Share	($0.12)	($0.08)	($0.10)
Total Assets	$36,764,203	$26,427,933	$15,705,187
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Interest & other income	Net Loss	Net Loss per share
August 31, 2007	$203,489	($1,392,894)	($0.03)
May 31, 2007	$165,873	($1,830,268)	($0.03)
February 28, 2007	$138,384	($1,355,649)	($0.02)
November 30, 2006	$132,613	($2,179,312)	($0.04)
August 31, 2006	$100,991	($1,200,351)	($0.02)
May 31, 2006	$55,062	($515,092)	($0.01)
February 28, 2006	$53,234	($1,447,883)	($0.03)
November 30, 2005	$25,949	($689,947)	($0.02)

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b) Trend Information

Other than the financial obligations as set out in the table provided at item 6 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthwhile to incur continued holding and exploration costs upon. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. The Company has no immediate plan or intention to issue any debt in order to raise capital for future requirements; however, the Company is working to complete a bankable feasibility study for the Project 1 area of the WBJV. If a production decision is taken by the WBJV upon completion of that study, the Company will most likely pursue debt financing for a portion of its share of the capital requirements for that project.

At the time of writing there is a favourable macro-trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c) Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the S.E.C. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favorable drilling results, estimates and studies are subject to a number of risks, including:

•	the limited amount of drilling and testing completed to date;

•	the preliminary nature of any operating and capital cost estimates;

•	the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries; and

•	the likelihood of cost estimates increasing in the future.

There is no certainty that the expenditures to be made by us or by our joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of our properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

South Africa has undergone significant change in its government and laws since the free elections in 1994. At present, Mining Legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. Dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse affect on the Company.

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental risks may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing, and in general are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuation. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and, if the Company’s projects enter the production phase, the amount of the Company’s revenue or profit or loss.

d) Exploration Programs and Expenditures

General

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition costs deferred during the year totaled $365,514 (2006 - $300,928). Of this amount Platinum Group Metals Ltd’s 37% pro-rata share of WBJV acquisition costs totaled $23,075 (2006 - $93,367). The Company also issued 50,000 shares at a value of $230,000 for property acquisition costs related to the Company’s obligation to acquire certain portions of the farm Onderstepoort. The balance of $112,439 was spent on other mineral property acquisition costs in Canada. Exploration costs incurred globally in the year for the Company’s interests totaled $4,531,533 (2006 - $5,474,479). Of that amount $172,171 (2006 - $27,422) was incurred on the Company’s Canadian properties and $4,359,362 (2006 - $5,447,057) was incurred on the Company’s South African properties. Of the South African amount, $3,775,890 was for the Company’s 37% share of WBJV expenditures (2006 - $4,998,447). The South African expenditures for the year are lower than in the previous year as the Company met its earn in requirements for the WBJV in May 2006, meaning that the partners have been required to share costs since that time pro-rata to their Joint Venture interest. The total amount (100%) of exploration expenditures by all Joint Venture partners for the year for the WBJV came to $10,205,108 which was higher than the 100% amount spent in the same period last year (2006 - $7,612,225).

During the year $1,323,222 (2006 - $1,174,325) in deferred costs relating to Ontario projects were written off, while no write offs (2006 - $209,478) were taken on South African properties. For more information on mineral properties see Note 5 and 6 of the Company’s August 31, 2007 Audited Consolidated Financial Statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum Limited (“Anglo Platinum”) (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited ( “Africa Wide” ) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. For more details of the properties contributed by the Company see Note 5 of the Company’s audited consolidated year end financial statements. Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ.

The Company is the operator of the WBJV. From October 2004 to April 2006 the Company funded a required exploration program in the amount of Rand 35 million (at August 31, 2005 approx. C$6.44 million). Since then the partners of the WBJV have been required to fund their portion of further expenditures pro-rata based upon their working interest in the Joint Venture. From April 2006 to March 2007 the partners to the WBJV approved budgets in the amount of Rand 76,393,208 (approximately C$11.7 million at September 2006). In July 2007 the WBJV participants approved a new cash budget for the WBJV totaling Rand 102,976,176 (approximately C$15.5 million in July 2007). At August 31, 2007 Anglo Platinum had an unspent contribution balance to the WBJV of Rand 24,517,766 (C$3,613,919) which will be used to fund their pro-rata share of further expenditures on the WBJV. At August 31, 2007 Africa Wide was due to contribute approximately Rand 20,296,777 (C$2,991,745). This amount was recorded as a receivable by the Company at August 31, 2007.

To August 31, 2007, all receipts, disbursements and net assets, excluding mineral properties contributed by other venturers to the WBJV are recorded in the books and records of the Company on behalf of the Joint Venture. Of the $2,288,934 in the Company’s accounts payable at August 31, 2007, an amount of $1,724,000 (approximately Rand 11.7 million) was incurred on behalf of the WBJV.

In April 2007 Africa Wide accepted an offer for the purchase of 100% their company from Wesizwe Platinum Ltd. (WEZ:JSE). The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approximately C$90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

On April 9, 2007 the Company announced the formal contribution to the WBJV of a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by Rustenburg Platinum Mines Ltd., a subsidiary of Anglo Platinum. Portion 11 now forms part of the Project 2 area of the WBJV. This expanded Project 2 area is adjacent to the WBJV “Project 1” area. Anglo Platinum’s 50% interest in Portion 11 relates to New Order mineral rights that were converted from Old Order rights in 2007. All of the parties to the shared mineral rights on Portion 11 and RE 4 are working toward a detailed co-operation agreement. Current drilling, being conducted under initial co-operation agreements, is expected to continue.

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited based on their contribution of measured, indicated, and inferred PGM ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code. Under the terms of the original WBJV Agreement, inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. The Company will also be credited for its Rand 35 million expenditure as described above. Each party will then have the opportunity to make equalizing cash payment, or contribute capital going forward in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

Portion 11 was contributed to the WBJV in 2007 as originally planned under the existing terms of the October 2004 WBJV Agreement. For this later contribution of Portion 11 the original credit rates for equalization as described above have been amended to US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for current market conditions.

In January 2007 the Company published a Pre-Feasibility Report and an updated Independent Resource Estimate which shows Measured, Indicated and Inferred “4E” (platinum, palladium, rhodium and gold) resources for the Project 1 area of the WBJV. On February 7, 2007 the Company published an initial Independent Resource Estimate for the Project 2 area of the WBJV. Later, on September 7, 2007 the Company published its most recent resource calculation for the WBJV.

The Pre-Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was dated January 15, 2007. A report titled “Technical Report Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” was filed by the Company on www.sedar.com January 30, 2007. The Pre-Feasibility Study considers and outlines the details and possible mitigation of several considered projects risks, not yet assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Pre-Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the Western Bushveld Joint Venture (“WBJV”) in South Africa. The partners of the WBJV gave their approval to advance towards a bankable feasibility study for an underground mine producing 155,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate.

Resources in the Measured and Indicated categories can be included in a bankable feasibility financial model under SAMREC and NI-43101 guidelines. Further drilling is now investigating additional areas with reef potential along strike on Project areas 2 and 3 within the Joint Venture area. At the time of writing the Company has four diamond drilling rigs deployed on the WBJV. The WBJV property includes the untested projected surface trace of the Merensky and UG2 reefs which have been intercepted in a number of drill holes outside of areas where resources have been defined to date. To the time of writing the WBJV has completed more than 100,000 metres of drilling in approximately 200 boreholes.

Summary resource details from published reports for Project 1, Project 1a and Project 2 follow in the table below. Platinum Group Metals Ltd. holds a 37% interest in the 4E ounces attributable to the WBJV. The prill splits and 4E estimates for Project 2 have been calculated by arithmetic mean. The prill splits and 4E estimates for Project 1 and 1a have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of Simple Kriging for Project 1 and 1a. Absent values for copper, nickel and the minor platinum group elements have been derived from regressed values.

		Resource		WBJV	Tonnes	Grade	Width	Prill Split (4E)				WBJV Ozs
Project	Reef	Category	Cut-Off	Interest	In Millions	4E	Metres	Pt	Pd	Rh	Au	In Millions

Project 1
	MR	Measured	300 cm g/t	100%	6.305	7.03	1.18	64%	27%	4%	5%	1.425
	UG2	Measured	300 cm g/t	100%	7.165	3.75	1.56	63%	26%	10%	1%	0.864
	MR	Indicated	300 cm g/t	100%	12.181	6.78	1.22	64%	27%	4%	5%	2.655
	UG2	Indicated	300 cm g/t	100%	18.579	3.96	1.44	63%	26%	10%	1%	2.365
	MR	Inferred	300 cm g/t	100%	0.289	6.47	1.03	64%	27%	4%	5%	0.060
	UG2	Inferred	300 cm g/t	100%	2.387	4.40	1.49	63%	26%	10%	1%	0.338

Project 1a
	MR	Inferred	300 cm g/t	100%	1.871	6.48	1.15	64%	27%	4%	5%	0.390
	UG2	Inferred	300 cm g/t	100%	2.973	5.00	1.57	63%	26%	10%	1%	0.478

Project 2
RE 4	MR	Inferred	100 cm g/t	50%	6.54	5.84	1.42	68%	24%	5%	3%	0.614
	UG2	Inferred	100 cm g/t	50%	11.95	4.63	1.57	59%	29%	11%	1%	0.890

Ptn 11	MR	Indicated	1.18 - 1.24 m	50%	0.220	7.38	1.21	62%	28%	5%	5%	0.025
	UG2	Indicated	1.27 m	50%	0.050	4.32	1.27	59%	29%	11%	1%	0.004
	MR	Inferred	1.11 - 1.55 m	50%	16.100	6.00	1.46	62%	28%	5%	5%	1.550
	UG2	Inferred	1.23 m	50%	16.240	4.62	1.23	59%	29%	11%	1%	1.200

		Total Measured 4E Ounces										2.289
		Total Indicated 4E Ounce										5.049
		Total Inferred 4E Ounces										5.520

MR = Merensky Reef              UG2 = Upper Group 2 Reef

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 0-033562, which may be secured from us, or from the SEC’s website at:  http://sec.gov/edgar.shtml.

Project 1 and Project 1a: A 39% and 41% total geological loss for the Merensky Reef and UG2 Reef respectively was applied to the resource area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and areas of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 158 boreholes with 178 intercepts and the UG2 is based on 192 intercepts within the 1,087 hectare area. The prill split has been calculated by weighted averages as a proportion of the total 4E and the grades have been estimated with a more rigorous statistical process of Simple Kriging. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. Platinum Group’s independent consulting Qualified Person has provided the resource estimate according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. The resources are located on New Order prospecting permits that provide for the right to be converted to mining rights. Charles Muller of Minxcon is the Qualified Person (“QP”) for this report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities. Mr. Muller has visited the property on numerous occasions and has completed sufficient testing procedure to be satisfied that he has reasonably verified the data.

Project 2 – Remaining Extent of Ptn 4 of the farm Frischgewaagd 96 JQ: An iron replacement area that was delineated by drilling and detailed aeromagnetics was subtracted. In addition to that, a further 18% geological loss was applied. Charles Muller is the Qualified Person (“QP”) for the resource assessment report. He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Samples were analyzed under Platinum Group’s and Anglo Platinum’s protocols previously published for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities.

Project 2 – Ptn 11 of the farm Frischgewaagd 96 JQ: A 20%-30% total geological loss was applied to the area to accommodate for areas of potentially un-mineable structural and geological conditions. This geological loss considers losses for faults, dykes, potholes and an area of iron replacement pegmatite. Structural loss estimates are based on drilling, field mapping and remote sense data which include a high resolution aeromagnetic survey. The Merensky mineral resource estimate is based on 15 boreholes with 39 intercepts within the 494 ha area and 13 boreholes with 35 intercepts for the UG2 mineral resource estimate. The cut-off was determined on a practical mining width and the known costs and mining methods regionally. There are several other qualified person estimates in the public domain with other degrees of confidence on the same area. Once due diligence on further drilling and evaluation has been completed by the Company’s QP, the resource classification for a 43-101 compliant report will be updated. The Company’s independent consulting Qualified Person has provided this initial resource according to the SAMREC code. The reconciliation to the CIM codes is that the categories are the same. Mr. David Gray, of Snowden, is the independent QP for the resource assessment report of Frischgewaagd 96 JQ, Portion 11. He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04. Mr. Gray has more than 17 years of relevant experience in platinum group metal resource assessments. Sampling was conducted using Anglo Platinum’s protocols, as previously published for the project. This includes the insertion of blanks, duplicates and certified reference materials in the assay stream, which is followed by routine quality analysis. These quality controls are in addition to the internal quality control measures undertaken by the contracted analytical facilities. Assays have been completed largely at Anglo Platinum’s laboratories in Johannesburg by standard fire assay procedures. Data has been verified by the QP to the extent that he has personal experience with the compilation of the data at the time it was collected and the protocols employed at Anglo Platinum during the data collection.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2007 total $3,394,062 (August 31, 2006 - $3,037,933).

By prior agreement with the holders of the Old Order mineral rights the Company had an option to purchase 100% of these mineral rights for US$690 per hectare. The Company also agreed to pay prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Mineral and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits were to be converted into New Order permits during a transition period. This process is now complete for the War Springs and Tweespalk properties. The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

Black Economic Empowerment groups Africa Wide and Taung Minerals (Pty) Ltd. have each acquired a 15% interest in the War Springs project carried to bankable feasibility. The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property. The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2007 are calculated to be $334,727 (August 31, 2006 - $253,783). The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

Lakemount, Ontario

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. Exploration results on the project to date have been of interest, but in light of certain title deficiencies and a complex title chain, the Company has abandoned the project. Deferred acquisition and exploration costs relating to the project in the amount of $1,323,222 have been written off.

Lac Des Iles Area Properties, Ontario

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. The Company wrote off $587,369 in deferred acquisition and exploration costs related to the property at August 31, 2004. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

In late 2006 a 1,090 metre drill program was conducted on the Company’s Lac Des Iles area projects. Further drilling is planned for the fall and winter of 2007 – 2008. For more details of the Company’s Lac Des Iles properties see Note 5 of the Company’s audited year end financial statements.

Seagull, Ontario

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario by completing certain exploration expenditures, by making cash payments and by completing a bankable feasibility study and providing or arranging production financing. The Company terminated the Seagull option as of February 28, 2006 resulting in a write-off of $785,288.

Agnew Lake, Ontario

The Company’s Agnew Lake property was not active during the period. The Company has directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin to August 31, 2005. Occurrences of PGMs have been located on the property, but no resource has been delineated to date. At August 31, 2005 the Company wrote off its remaining investment in the property of $276,852. In 2007 Kaymin advised the Company that it would cease further funding of the project. Kaymin also notified the Company that they would vest as to a 26.17% interest in the property in accordance the terms of their option agreement. PFN has now terminated its option and retains no working interest.

e) Administration Expenses

Before a non-cash charge for stock based compensation of $1,487,661 (2006 - $110,176), and mineral property costs written off of $1,323,222 (2006 - $1,174,325), and not including interest, other income and recoveries in the year of $640,359 (2006 - $235,236), general and administrative expenses totaled $4,586,077 (2006 - $2,808,715). Since 2002 the Company has grown substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. This growth is reflected in the costs described herein. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include management and consulting fees of $690,504 (2006 - $367,891); office and miscellaneous expenses of $230,829 (2006 - $156,795); professional fees of $416,945 (2006 - $266,223); salaries and benefits of $1,400,258 (2006 - $904,385); shareholder relations expense of $216,597 (2006 - $153,220); travel expenses of $656,965 (2006 - $271,883); mail, news releases and printing expense of $83,999 (2006 - $92,281) and promotion expenses of $193,296 (2006 - $112,721). All of these costs have increased during the year from 2006 levels as a result of the Company’s growth and expanded efforts in South Africa.

f) Related Party Transactions

Management and consulting fees, salaries and Director’s sitting fees in the year of $500,821 (2006 - $354,710) were incurred with directors of the Company. Of this amount approximately $220,591 (2006 - $195,980) is related to fees for the Company’s President. At August 31, 2007 there were $21,869 in fees (2006 - $7,600) owed and included in accounts payable.

The Company received $138,210 (2006 - $135,340) during the period from MAG Silver Corp. (“MAG”), a company with two common directors and a common officer, under the terms of a 2003 service agreement for administrative services. Accounts receivable at the end of the end include an amount of $267 due from MAG.

During the year the Company accrued or received payments of $67,200 (2006 – $27,300) from West Timmins Mining Inc. (“WTM”) formerly Sydney Resource Corporation, a company with three common directors and a common officer, for administrative services. Accounts receivable at the end of the period include an amount of $16,895 due from WTM.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director. During the year ended August 31, 2007 the Company accrued or paid Anthem $66,684 under the office lease agreement (2006 - $62,333).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g) Shareholder Relations’ Expenses

Shareholder relations’ expense during the year totaled $216,597 (2006 - $153,220). The Company manages its shareholder relations as an internal function. The Company has been active in raising its profile with both retail and institutional investors. Since May 2005 Roth Investor Relations (“Roth”) has been contracted at a rate of US $5,000 per month to provide distribution of the Company’s information to US institutions and other international analysts and money managers. Prior to May 2005 Roth was contracted by the Company to provide services, on an invoice basis, as needed from time to time. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm. Since June 2005 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h) Travel and Promotion Expenses

Travel expenses for the year amounted to $656,965 (2006 - $271,883). These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Promotional expenses in the year amounted to $193,296 (2006 - $112,721) and these costs relate to design work, media relations, printed material, postage and trade show attendance.

i) Property Acquisition Expenses

Property acquisition expenditures during the year totaled $365,514 (2006 - $300,928) in cash and shares. This includes $105,000 for properties in Ontario, and $260,514 to acquire or maintain option rights to the South African properties. Cash payments or accruals totaled $135,514 (2006 - $260,928) and share issuances for property acquisitions totaled $230,000 (2006 - $40,000).

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

j) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

3.        CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management’s critical accounting estimates apply to the assessment for the impairment of mineral properties and the valuation of other assets and liabilities such as fixed assets, investments, reclamation costs, accounting for income and resource taxes, mineral resources and contingencies.

4.        SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Audited Financial Statements for the year ended August 31, 2007. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.        ADOPTION OF NEW ACCOUNTING STANDARDS

In January 2005, the CICA issued a new Handbook Section 3855 Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments available-for-sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. For the interim period ending November 30, 2007, the Company expects a material impact on its financial statements similar to the impact on comprehensive income for U.S. GAAP purposes. See Note 15 of the financial statements.

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income and Section 3251, Equity, effective for interim and annual period beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available-for-sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530. The Company will include a statement of comprehensive income upon adoption of these sections on September 1, 2007.

6.        LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 7,297,569 (2006 – 10,532,547) common shares during the year. Of this 7,247,569 shares (2006 – 10,507,547) were issued for cash proceeds of $12,080,366 (2006 - $16,197,711). During the year 50,000 shares (2006 – 25,000) were issued for mineral properties for a fair value of $230,000 (2006 - $40,000). Cash proceeds are net of share issuances to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At August 31, 2007 the Company had cash and cash equivalents on hand of $12,669,067 compared to cash and cash equivalents of $10,066,801 at August 31, 2006. The primary use of cash during the year was for acquisition of mineral properties, exploration expenditures, and investment in and advances to Joint Venture being approximately $3,513,464, which includes $2,645,382 for the WBJV project (2006 - $6,423,839 which includes $5,780,246 for the WBJV project), management fees and expenses of $690,504 (2006 - $367,891) and other general and administrative expenses of $3,895,573 (2006 - $2,440,824).

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has fallen in value against the Canadian Dollar by approximately 14%.

The following Table discloses the Company’s continual obligations for optional mineral property acquisition payments, and committed lease obligations for office rent and equipment. The Company has no long term debt or loan obligations. Under the terms of several of the Company’s mineral property option and purchase agreements, the Company is required to make certain scheduled acquisition payments and incur minimum annual exploration expenditures as summarized in the table below in order to preserve the Company’s interests in the related mineral properties. In the event the Company is unable or unwilling to make these payments, it is likely that the Company would forfeit our rights to acquire the related properties.

Payments by period
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Optional Acquisition Payments	$ 5,178,000	$ 5,178,000	$0	$ 0	$ 0
Lease Obligations	279,823	103,019	165,986	10,818	0
Totals	$ 5,457,823	$ 5,281,019	$165,986	$ 10,818	$0

7.        OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At November 7, 2007 there were 61,451,747 shares outstanding, 4,164,875 incentive stock options outstanding and 850,000 common share purchase warrants outstanding.

8.        DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administration requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2007 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2007 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at August 31, 2007, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company retained an independent third party specialist in 2007 to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation.

From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the year ended August 31, 2007, the Company effected the changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) adopted and published new corporate governance policies; and (iv) reviewed and improved general controls over information technology; and (v) enhanced financial control over period close processes.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2007. Based on this evaluation, management has concluded that as at August 31, 2007, the Company’s internal control over financial reporting was effective.

9.        AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.           SUBSEQUENT EVENTS

Subsequent to August 31, 2007, 463,000 common shares were issued pursuant to the exercise of 463,000 stock options at prices between $0.50 per share and $2.57 per share for aggregate proceeds of $536,500. In October 2007, there were 150,000 incentive stock options granted at a price of $4.15 per share and 1,097,500 incentive stock options granted at a price of $4.40 per share.

11.           LIST OF DIRECTORS AND OFFICERS

a) Directors:

    Eric Carlson
    Frank R. Hallam
    R. Michael Jones
    Iain McLean
    Barry W. Smee

b) Officers:

    R. Michael Jones (President)
    Frank R. Hallam (Chief Financial Officer, Secretary)
    Peter C. Busse (Chief Operating Officer)